Exhibit 99.8

Consent of Independent Registered Chartered Accountants

We consent to the use of our report dated March 14, 2013 relating to the consolidated financial statements of Sears Canada Inc. appearing in this Annual Report on Form 40-F of Sears Canada Inc. for the 53-week period ended February 2, 2013.

/s/ Deloitte LLP

Independent Registered Chartered Accountants
Toronto, Canada
March 15, 2013